

April 7, 2011

Charles S. Parrish
Vice President, General Counsel and Secretary
Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

  Re: Tesoro Logistics LP
    Amendment No. 4 to Registration Statement on Form S-1
    Filed April 4, 2011
    File No. 333-171525

Dear Mr. Parrish:

  We have reviewed your registration statement and your response letter dated April 1, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

1. We remind you of comments 3, 4 and 7 in our letter dated January 31, 2011.

Risk Factors, page 17

Tesoro may suspend, reduce or terminate its obligations under the commercial agreements…, page 19

2. We note your disclosure that your commercial agreements and operational services agreement with Tesoro Corporation include provisions that permit Tesoro Corporation to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur, including a material breach of the agreement. We also note that certain of

these agreements provide for termination by Tesoro Corporation after a cure period of 15 business days. Please revise your risk factor disclosure to provide such information.

Rate regulation may not allow us to recover the full amount of increases in our costs, page 31

3.   We note your disclosure that the provisions of your High Plains pipeline transportation services agreement regarding your agreement to provide, and Tesoro Corporation's agreement to purchase, certain crude oil volumes could be viewed as a preference to Tesoro. Please revise your filing to clarify the related material risk to you.

Use of Proceeds, page 46

4.   We note that if the underwriters exercise their option to purchase additional common units, the proceeds from these additional common units would be used to redeem common units from Tesoro Corporation. The practical effect of this appears to be the same as if the common units were sold in the public offering by Tesoro Corporation. Please tell us why you do not believe that Tesoro Corporation should be considered an underwriter with respect to this offering. In the alternative, please revise your filing to identify Tesoro Corporation as an underwriter.

5.   In connection with the use of proceeds from the exercise of the overallotment option to redeem from Tesoro Corporation the common units, please revise your Use of Proceeds section to clarify, if true, that such proceeds are intended to serve as part of the consideration to Tesoro Corporation for contribution of the assets, in lieu of such common units. Please also provide such information in your summary of the offering at page 9, and disclose on your prospectus cover page the use of such proceeds. In addition, please revise your disclosure under the heading "Certain Relationships and Related Party Transactions" at page 137 to provide the information required by Item 404 of Regulation S-K with respect to such transaction.

Capitalization, page 47

6.   Please explain why you believe it is appropriate to add cash and cash equivalents to your capitalization total.

Estimated EBITDA for the Twelve Months Ending March 31, 2012, page 53

7.   We have considered your response to prior comment two in our letter dated March 25, 2011 and note your representation that "we do not anticipate that our pro forma results of operations or cash available for distribution for the quarter ended March 31, 2011 will be materially different than our pro forma results of operations or cash available for distribution for the year ended December 31, 2010 in terms of having sufficient cash available to pay the minimum quarterly distribution." Please expand your disclosure to inform investors of any known material differences in your estimated results of

operations and cash available for distribution for your quarter ended March 31, 2011 compared to historical results and expectations for the year ended December 31, 2011.

Management, page 124

8.   We note the addition of Mr. Bromark to the board of directors. Please clarify whether Mr. Bromark was appointed to the board of directors as an independent member in accordance with the rules of the NYSE.

Omnibus Agreement, page 138

9.   We note your disclosure at page 141 regarding the indemnification obligations of Tesoro Refining and Marketing Company in connection with certain costs incurred in excess of agreed thresholds with respect to renewing your current control services agreement. Please revise your filing to disclose the term of such obligation. In that regard, we note that Section 3.3 of the omnibus agreement provides that such obligation will end five years after the closing date.

Underwriting, page 198

10.   We note your disclosure at page 198 that if all the common units are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Please explain to us how the underwriters will offer the common units at a price other than the fixed price set forth on the cover page.

Note 14. Supplemental Pro Forma Information (Unaudited), page F-24

11.   We note your assumption for purposes of presenting the supplemental pro forma net loss per limited partner units includes the issuance of 14,900,000 additional units. However, we believe the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please revise your presentation accordingly.

Exhibits

Exhibit 8.1

12.   Please obtain and file a revised tax opinion that more clearly sets forth counsel's opinion with respect to the material tax effects. In that regard, we note that counsel has conditioned its representation in Exhibit 8.1 with respect to its opinion on "the assumptions and representations and…the limitations set forth in the registration statement, the prospectus and the officer's certificate." It does not appear to be necessary or appropriate for counsel to condition its representation in this way.

13.   Please also ensure that the revised tax opinion does not limit the audience. In that regard, we note the statement in Exhibit 8.1 that the opinion may not be "furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without [counsel's] prior written consent…."

Exhibit 10.1

14.   Please file the exhibits and schedules to the form of credit agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William N. Finnegan (via e-mail)